January 28, 2008

Mail Stop 4563

*By U.S. Mail and facsimile to (956) 726-6618*

Dennis E. Nixon
President
International Bancshares Corp.
1200 San Bernardo Ave
Laredo, TX 78042-1359

> **Re:    International Bancshares Corp.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-9439**

Dear Mr. Nixon:

We have reviewed your response letter dated January 17, 2008 and have the following comment.  Please respond to our comment by February 11, 2008 or tell us by that time when you will provide us with a response.  The comments requests revised disclosure in future filings and supplemental analysis, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Annual Cash Bonus Incentives, page 9

1. In your response to prior comment 10, you suggest that disclosure of the performance targets used to trigger payment under the Executive Incentive Compensation Plan would expose International Bancshares to competitive harm.  Please disclose and discuss the targets used to determine whether awards were payable under the plan in the relevant year.  Alternatively, provide a more detailed analysis addressing how the disclosure of the targets used to determine is awards are payable under the Executive Incentive Compensation Plan would cause the competitive advantage cited in your response.  Please address how you believe the competitive harm of providing this disclosure is affected by the fact that you would have disclosed your actual financial results.

2. Please confirm that you will provide analysis similar to your response to prior comment 11 in your future filings to address the reasoning of the Stock Option Plan Committee in its decision to award or not award equity compensation and its affect on your overall compensation structure in the relevant period.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel